

April 3, 2012

Via E-mail
Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33805**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

General

1.   With a view towards future disclosure, please: quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern; explain if/how changes in these amounts impacted your results; and address the potential impact, risks and uncertainties that may be associated with future changes in these exposures. Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.

2.   We note your disclosure on page 61 regarding the percentage of the OZ Master Fund invested in cash. With a view towards future disclosure, please help us understand

whether your assets under management contain money market funds that you sponsor. Please also tell us what consideration you have given to the possibility of supporting such funds in the event of a decline in the value of their net assets.

3.   We note your disclosure on page 61 that you entered 2012 with high-water marks on certain funds. With a view towards future disclosure, please discuss and quantify how these high-water marks will impact incentive income in future periods.

Note 13. Commitments and Contingencies, page F-36
Litigation, page F-38

4.   With a view towards future disclosure, please tell us what consideration you have given to the potential impact of litigation matters on your cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief